UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

IRIDIUM COMMUNICATIONS, INC.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

46269C102

(CUSIP Number)

Terry L. Jones
Duane McKnight
Herbert Wilkins, Sr.
Milford Anthony Thomas
J. Darrel Barros
WJM Partners IV, LLC
Syndicated Communications Venture Partners IV, L.P.
Syndicated Communications, Inc.
8515 Georgia Avenue
Suite 725
Silver Spring, MD 20910
 301-608-3203

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 29, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Syndicated Communications Venture Partners IV, L.P.
52-2220835

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions):

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

Not Applicable

6. Citizenship or Place of Organization:

Delaware
Number of	7.	Sole Voting Power:	0
Shares Beneficially
Owned by	8.	Shared Voting Power:	4,030,855
Each Reporting
Person With	9.	Sole Dispositive Power:	0

	10.	Shared Dispositive Power:	4,030,855

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

4,030,855
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

Not Applicable

13.	Percent of Class Represented by Amount in Row (11):

4.1%*

14.	Type of Reporting Person (See Instructions):

PN

* Based on 68,207,884 shares of Common Stock issued and outstanding as of September 29, 2009, as reported by the Issuer in its Form 8-K filed with the Securities and Exchange Commission on September 29, 2009.

Cusip No. 46269C102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Terry L. Jones

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions):

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

Not Applicable

6. Citizenship or Place of Organization:

United States
Number of	7.	Sole Voting Power:
Shares Beneficially
Owned by	8.	Shared Voting Power:	4,030,855
Each Reporting
Person With	9.	Sole Dispositive Power:

	10.	Shared Dispositive Power:	4,030,855

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

Not Applicable

13.	Percent of Class Represented by Amount in Row (11):

0%

14.	Type of Reporting Person (See Instructions):

IN

Cusip No. 46269C102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Duane McKnight

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions):

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

Not Applicable

6. Citizenship or Place of Organization:

United States
Number of	7.	Sole Voting Power:	0
Shares Beneficially
Owned by	8.	Shared Voting Power:	4,030,855
Each Reporting
Person With	9.	Sole Dispositive Power:	0

	10.	Shared Dispositive Power:	4,030,855

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

Not Applicable

13.	Percent of Class Represented by Amount in Row (11):

0%

14.	Type of Reporting Person (See Instructions):

IN

Cusip No. 46269C102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Herbert Wilkins, Sr.

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions):

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

Not Applicable

6. Citizenship or Place of Organization:

United States
Number of	7.	Sole Voting Power:
Shares Beneficially
Owned by	8.	Shared Voting Power:	4,030,855
Each Reporting
Person With	9.	Sole Dispositive Power:	0

	10.	Shared Dispositive Power:	4,030,855

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

Not Applicable

13.	Percent of Class Represented by Amount in Row (11):

0%

14.	Type of Reporting Person (See Instructions):

IN

Cusip No. 46269C102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Milford Anthony Thomas

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions):

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

Not Applicable

6. Citizenship or Place of Organization:

United States
Number of	7.	Sole Voting Power:
Shares Beneficially
Owned by	8.	Shared Voting Power:	4,030,855
Each Reporting
Person With	9.	Sole Dispositive Power:	0

	10.	Shared Dispositive Power:	4,030,855

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

Not Applicable

13.	Percent of Class Represented by Amount in Row (11):

0%*

14.	Type of Reporting Person (See Instructions):

IN

Cusip No. 46269C102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
WJM Partners IV, LLC 52-2220498

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions):

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

Not Applicable

6. Citizenship or Place of Organization:

Delaware
Number of	7.	Sole Voting Power:
Shares Beneficially
Owned by	8.	Shared Voting Power:	4,030,855
Each Reporting
Person With	9.	Sole Dispositive Power:	0

	10.	Shared Dispositive Power:	4,030,855

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

4,030,855
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

Not Applicable

13.	Percent of Class Represented by Amount in Row (11):

4.1%*

14.	Type of Reporting Person (See Instructions):

PN

* The reported securities are owned directly by Syndicated Communications Venture Partners IV, L.P and indirectly by WJM Partners IV, LLC as general partner.  Based on 68,207,884 shares of common stock issued and outstanding as of September 29, 2009, as reported by the Issuer in its Form 8-K filed with the Securities and Exchange Commission on September 29, 2009.

Cusip No.  46269C102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Syndicated Communications, Inc.
52-1081436

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions):

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

Not Applicable

6. Citizenship or Place of Organization:

Delaware
Number of	7.	Sole Voting Power:	0
Shares Beneficially
Owned by	8.	Shared Voting Power:	5,280,580
Each Reporting
Person With	9.	Sole Dispositive Power:

	10.	Shared Dispositive Power:	5,280,580

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

5,280,580
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

Not Applicable

13.	Percent of Class Represented by Amount in Row (11):

5.4%*

14.	Type of Reporting Person (See Instructions):

CO

* Based on 68,207,884 shares of common stock issued and outstanding as of September 29, 2009, as reported by the Issuer in its Form 8-K filed with the Securities and Exchange Commission on September 29, 2009.

Cusip No. 46269C102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
J. Darrell Barros

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions):

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

Not Applicable

6. Citizenship or Place of Organization:

United States
Number of	7.	Sole Voting Power:	0
Shares Beneficially
Owned by	8.	Shared Voting Power:	0
Each Reporting
Person With	9.	Sole Dispositive Power:	0

	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

Not Applicable

13.	Percent of Class Represented by Amount in Row (11):

0%*

14.	Type of Reporting Person (See Instructions):

IN

Cusip No. 46269C102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Herbert Wilkins, Sr.

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions):
AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

Not Applicable

6. Citizenship or Place of Organization:

United States
Number of	7.	Sole Voting Power:	0
Shares Beneficially
Owned by	8.	Shared Voting Power:	5,280,580
Each Reporting
Person With	9.	Sole Dispositive Power:	0

	10.	Shared Dispositive Power:	5,280,580

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

3,963,075
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

Not Applicable

13.	Percent of Class Represented by Amount in Row (11):

75.05%*

14.	Type of Reporting Person (See Instructions):

IN

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock (“Common Stock”) of Iridium Communications, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Company are located at 6707 Democracy Boulevard, Suite 300, Bethesda, MD 20817.

Item 2. Identity and Background. (a) The persons filing this statement (the “Reporting Persons”) are Mr. Terry L. Jones, Mr. Duane McKnight, Mr. Herbert Wilkins Sr. and Mr. Milford Anthony Thomas, Co-Managing Members of the General Partner, WJM Partners IV, LLC (“WJM Partners”) of Syndicated Communications Venture Partners IV, L.P. (“Syncom IV”) and Syndicated Communications, Inc. (“SCI”), a private equity fund focused on media and communications, an affiliate of Syncom IV.  Mr. J. Darrell Barros, President, is an executive officer of SCI. Mr. Wilkins has a controlling interest in SCI.

(b) The business address of each Reporting Person is:  Syncom IV’s and WJM Partners address is 8515 Georgia Avenue, Suite 725, Silver Spring, MD 20910. SCI’s address is 10420 Little Patuxent Parkway, Suite 495, Columbia, MD  21044.

(c) The principal business of the Reporting Persons is making private equity and venture funds investments in early-stage and emerging growth portfolio companies.

(d) No Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Jones, Mr. McKnight, Mr. Wilkins and Mr. Thomas are United States citizens.  Syncom IV is a Delaware limited partnership, SCI is a Delaware corporation and WJM Partners is a Delaware limited liability company.

Item 3. Source and Amount of Funds or Other Consideration.

Syncom IV indirectly owned Series A units of Iridium Holdings LLC (“Holdings”) through Syncom-Iridium Holdings Corporation (the “Syncom-Iridum”), an entity formed to hold the Series A units of Holdings on behalf of Syncom IV.  In connection with the Issuer’s acquisition of Holdings, the Issuer purchased Syncom-Iridium from Syncom IV in exchange for  4,030,855 shares of Common Stock. Also in connection with the Issuer’s acquisition of Holdings, SCI received 5,280,580 shares of Common Stock in exchange for Series A units of Holdings previously owned by SCI.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the securities of the Issuer reported on this Schedule 13D in the ordinary course of business because they believed such securities represented an attractive investment in connection with the Issuer’s acquisition of Holdings. The Reporting Persons may in the future acquire additional Common Stock or other securities of the Issuer, in the open market, in privately-negotiated purchases or otherwise and may also, depending on then current circumstances, dispose of all or a portion of the Common Stock beneficially owned by them in one or more transactions. Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons are affiliates and may be deemed to beneficially own collectively an aggregate of 9.5% shares of Common Stock of the Issuer, representing 9.5% of the 68,207,884 shares of Common Stock outstanding as of September 29, 2009, as reported by the Issuer in on Form 8-K filed on September 29, 2009.

WJM Partners may be deemed to also beneficially own the 4,030,855 shares representing 4.1% of the 68,207,884 shares of Common Stock held for the benefit of Syncom IV by virtue of its position as the general partner of Syncom IV. The reported securities are owned directly by Syncom IV. Messrs. Jones, McKnight, Wilkins and Thomas are the Co-Managing Members of WJM Partners, general partner of Syncom IV.  Messrs. Jones, McKnight, Wilkins and Thomas disclaim beneficial ownership of these securities except to the extent of his pecuniary interests therein.

SCI beneficially owns the 5,280,580 shares of Common Stock representing 5.4% of the 68,207,884 shares of Common Stock outstanding as of September 29, 2009.  Mr. Wilkins may be deemed to also beneficially own 3,963,075 shares representing 75.05% of the 5,280,580 shares of Common Stock held for the benefit of SCI by virtue of his ownership interest in SCI. The reported securities are owned directly by SCI. Mr. Barros, President, is an executive officer of SCI.

(b) As Co-Managing Members of WJM Partners, Messrs. Jones, McKnight, Wilkins and Thomas each has shared power to vote and direct the disposition of the shares of Common Stock beneficially owned by Syncom IV. Messrs. Jones, McKnight, Wilkins and Thomas disclaim beneficial ownership of these securities except to the extent of their pecuniary interests therein. Mr. Wilkins has shared power to vote and direct the disposition of shares of Common Stock beneficially owned by SCI by virtue of his controlling interest in SCI.

(c) During the past 60 days, in connection with the Issuer’s acquisition of Holdings, Syncom IV received 4,030,855 shares of Common Stock in exchange for the Issuer’s purchase of Syncom-Iridium, which held Series A units of Holdings on behalf of Syncom IV.  Also in connection with the Issuer’s acquisition of Holdings, SCI received  5,280,580 shares of Common Stock in exchange for Series A units of Holdings previously owned by SCI.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangement, Understanding or Relationships with respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit 1.1 Joint filing agreement by and among the Reporting Persons.

Exhibit 1.2 Underwriting Agreement, dated September 23, 2009, among GHL Acquisition Corp., Iridium Holdings LLC, Raymond James & Associates, Inc., RBC Capital Markets Corporation and Stifel, Nicolaus & Company, Incorporated incorporated herein by reference to Exhibit 1.1 of the Company’s current report on Form 8-K filed on September 29, 2009.

Exhibit 2.1 Transaction Agreement dated September 22, 2008, incorporated herein by reference to Exhibit 1.01 of the Company’s current report on Form 8-K filed on September 28, 2008.

Exhibit 2.2 Amendment to Transaction Agreement dated April 28, 2009, incorporated herein by reference to Exhibit 1.01 of the Company’s current report on Form 8-K filed on April 28, 2009.

Exhibit 3.1 Second Amended and Restated Certificate of Incorporation dated September 29, 2009 incorporated herein by reference to Exhibit 3.1 of the Company’s current report on Form 8-K filed on September 29, 2009.

Exhibit 3.2 Amended and Restated Bylaws incorporated herein by reference to Exhibit 3.2 of the Company’s current report on Form 8-K filed on September 29, 2009.

Exhibit 4.1 Specimen Common Stock Certificate, incorporated herein by reference to the Company’s Registration Statement on Form S-1 (Registration No. 333-147722), which was declared effective on February 14, 2008.

Exhibit 4.2 Amended and Restated Warrant Agreement between the Company and American Stock Transfer & Trust Company, incorporated herein by reference to the Company’s current report on Form 8-K filed on February 26, 2008.

Exhibit 4.3 Specimen Warrant Certificate for $7.00 Warrants, incorporated herein by reference to the Company’s Registration Statement on Form S-1 (Registration No. 333-147722), which was declared effective on February 14, 2008.

Exhibit 4.4 Warrant Agreement for $11.50 Warrants between the Company and American Stock Transfer & Trust Company incorporated herein by reference to Exhibit 4.4 of the Company’s current report on Form 8-K filed on September 29, 2009.

Exhibit 4.5 Specimen Warrant Certificate for $11.50 Warrants incorporated herein by reference to Exhibit 4.5 of the Company’s current report on Form 8-K filed on September 29, 2009.

Exhibit 10.8 Form of Registration Rights Agreement, incorporated by reference to Annex D of the Company’s Schedule 14A Proxy Statement filed August 28, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 9, 2009

TERRY L. JONES

/s/ Terry L. Jones
Terry L. Jones

DUANE MCKNIGHT

/s/ Duane McKnight
Duane McKnight

HERBERT WILKINS, SR.

/s/ Herbert Wilkins, Sr.
Herbert Wilkins, Sr.

MILFORD ANTHONY THOMAS

/s/ Milford Anthony Thomas
Milford Anthony Thomas

J. DARREL BARROS

/s/ J. Darrell Barros
J. Darrell Barros

WJM PARTNERS IV, LLC

/s/ Terry L. Jones
Terry L. Jones, Managing Member

SYNDICATED COMMUNICATIONS VENTURE PARTNERS IV, L.P.

/s/ Terry L. Jones
Terry L. Jones
Managing Member of the General Partner

SYNDICATED COMMUNICATIONS, INC.

/s/ J. Darrel Barros
J. Darrel Barros
President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)